CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

CONFIDENTIAL TREATMENT
REQUESTED BY AKOYA BIOSCIENCES, INC.

March 30, 2021

VIA EDGAR AND Kiteworks

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	Jeffrey Gabor
Dillon Hagius
Angela Connell
Kristin Lochhead

Re:	Akoya Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-254760
Filed March 26, 2021

Ladies and Gentlemen:

We are submitting this letter on behalf of Akoya Biosciences, Inc. (the “Company”) in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-254760) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purposes of this letter are (i) to provide an update to the Staff regarding timing considerations for the Company’s planned initial public offering (the “IPO”), and (ii) in order to facilitate the Staff’s review of the Company’s stock-based compensation expense, to inform the Staff that the Company, in consultation with the representatives of the underwriters in the IPO, determined that the price range for the Company’s common stock is expected to be within a range between $[***] and $[***] per share (the “Indicative Price Range”), before giving effect to a reverse share split that the Company plans to implement prior to effectiveness of the Registration Statement.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY AKOYA BIOSCIENCES, INC.

March 30, 2021

The actual price range to be included in the preliminary prospectus will not be determined until shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the Company’s IPO and will be based on market and other conditions at that time. The Company anticipates the price range that will be included in the preliminary prospectus will be a narrower range than the Indicative Price Range. However, the Indicative Price Range is subject to further revision based on changes in the Company’s performance and prospects and market conditions, including the trading price of companies deemed comparable to the Company, the performance of their IPOs, and market conditions and investor demand more generally. Given the potential for volatility and uncertainty in the market, such revisions could be significant. The price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors and will not be greater than the range permitted by Compliance and Disclosure Interpretations 134.04.

Timing Considerations

The Company advises the Staff that it anticipates commencing its road show on April 12, 2021, with a target pricing date of April 15, 2021. The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Historical Fair Value Determination Methodology

The Company’s discussion of stock-based compensation is primarily contained in the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and “—Common Stock Valuations Prior to our IPO,” which have been filed with the Commission and are included on pages 83 through 84 of the Registration Statement. The Company’s Board of Directors (the “Board”) has historically determined the fair value of the Company’s common stock using approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” (the “Guide”)

As described beginning on page 83 of the Registration Statement, the fair value of the Company’s common stock has historically been determined by the Board, with input from management and corroboration from contemporaneous, independent third-party valuations (each, a “Prior Valuation,” and collectively, the “Prior Valuations”). The Prior Valuations have been determined by using the value indications under either of, or a combination of, valuation approaches: a market approach and an income approach. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period attributable to the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the Company achieving these estimated cash flows.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY AKOYA BIOSCIENCES, INC.

March 30, 2021

Determination of Estimated Value

The independent third-party valuations used the valuation methods as follows:

Income Method

The income approach values a business by focusing on the income-producing capability of a business, and estimates value based on the expectation of future cash flows that a company will generate.

Market Method – Guideline Public Company

Guideline Public Company Method involves identifying and evaluating comparable public companies that operate in the same industry or which have similar operating characteristics as the subject company. It uses publicly available information to extrapolate market-based valuation multiples that are applied to the subject company’s historical or prospective financial information in order to derive an indication of value. Once the enterprise value was determined, the Company followed the Guide to allocate the equity using the following methodologies:

Probability-Weighted Expected Return Method

The probability-weighted expected return method (“PWERM”) estimates the value of a company based on the analysis of future values for the enterprise assuming various possible future events, such as an initial public offering or the sale of a company, as well as the economic rights of the different classes and series of a company’s capital stock.

Option Pricing Method

The option pricing method (“OPM”) was used as part of the independent third-party valuations to allocate the derived equity value of the Company among the classes of the Company’s preferred and common stock. The OPM treats common stock and preferred stock as call options on a company’s equity value, with exercise prices based on the liquidation rights and preferences of the various classes and series of preferred stock.

Hybrid Method

The hybrid method is a hybrid between the PWERM and the OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate allocations of value within one or more of those scenarios.

Discount for Lack of Marketability

The independent third-party valuations each considered that shares of the Company’s common stock are not freely tradeable in the public markets. Accordingly, each of the valuations reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event. The DLOM’s were estimated after consideration of the arithmetic average strike put method (“AASPM”), estimated using the Finnerty model, the geometric average rate put method (“GARPM”) and/or the European protective put method.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY AKOYA BIOSCIENCES, INC.

March 30, 2021

Stock-based Awards Since April 1, 2020 and Related Valuations

The following table sets forth by grant date the number of shares of common stock issuable upon exercise of options granted since April 1, 2020, the per share exercise price of the options and the fair value per common share on each grant date. These options are the only stock-based compensation the Company has awarded to service providers in the past 12 months prior to the IPO.

Grant Date	Award Type	Number of Shares Subject to Grants	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date
May 20, 2020	Common Stock Option	229,000	$0.36	$0.36
July 23, 2020	Common Stock Option	186,622	$0.36	$0.36
November 6, 2020	Common Stock Option	971,000	$0.39	$0.39
February 26, 2021	Common Stock Option	1,487,500	$5.26	$5.26
March 24, 2021	Common Stock	1,643,500	$6.92	$6.92

As disclosed in the Registration Statement, for all periods listed, the Company has granted employees share-based awards at the fair value of the underlying common stock at the time of award as determined by the Board on a contemporaneous basis. At each grant date, the Board acted in good faith to ensure that all relevant business developments were taken into account in making valuation determinations.

General Commentary on Common Stock Value Movement

As discussed further below, the value of the common stock is primarily a function of the estimated enterprise value of the Company and the likelihood and anticipated timing of the Company experiencing a liquidity event such as an initial public offering or the sale of the Company.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY AKOYA BIOSCIENCES, INC.

March 30, 2021

May 20 – July 23, 2020 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained an independent third-party valuation firm to conduct a valuation as of September 30, 2019 (the “September 2019 Valuation”), resulting in a valuation of $0.36 per share. The equity value of the Company was estimated using a combination of the market approach, using the guideline public company method, and the income approach, using the discounted cash flow method. A 50% weighting was applied to each of the guideline public company method and the discounted cash flow method. In applying the guideline public company method, the Company’s enterprise value was estimated by applying selected enterprise value to revenue multiples, derived after considering the comparable multiples of a peer group of companies, to the Company’s estimated future revenues. Under the discounted cash flow method, a five-year forecast was used to derive estimated cash flows during the forecast period. The enterprise value of the Company was calculated as the sum of the present values of the cash flows during the forecast period, as well as a terminal value calculated using the H-Model, discounted at a discount rate accounting for the Company’s weighted average cost of capital, including the risks deemed inherent in realizing the relevant cash flows. The Company’s total equity was then calculated from each of these derived enterprise values by adding the Company’s cash and cash-equivalents and subtracting interest-bearing debt.

The OPM was used to allocate the total equity value among the various classes and series of the Company’s capital stock under a sale scenario. A DLOM of 30% was applied to the value per share of common stock. The Company then derived a value per share of the Company’s common stock on September 30, 2019 of $0.36.

In May 2020, the Board awarded options to purchase 229,000 shares of common stock with an exercise price of $0.36 per share. In July 2020, the Board awarded options to purchase 186,622 shares of common stock with an exercise price of $0.36 per share. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the September 2019 Valuation, the overall market and economic outlook and competitive environment, the uncertainty of the COVID-19 pandemic, and the absence of any significant business milestones achieved by the Company since the September 2019 Valuation, and the fact that a decision had not yet been made with respect to pursuing a potential IPO, among other relevant considerations.

The Company continued to believe the September 2019 Valuation established fair value of its common stock during this time.

November 2020 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of September 30, 2020 (the “September 2020 Valuation”) resulting in a valuation of $0.39 per share.

The equity value of the Company was estimated using a combination of the market approach, using the guideline public company method, and the income approach, using the discounted cash flow method. A 50% weighting was applied to each of the guideline public company method and the discounted cash flow method. In applying the guideline public company method, the Company’s enterprise value was estimated by applying selected enterprise value to revenue multiples, derived after considering the comparable multiples of a peer group of companies, to the Company’s estimated future revenues. Under the discounted cash flow method, a five-year forecast was used to derive estimated cash flows during the forecast period. The enterprise value of the Company was calculated as the sum of the present values of the cash flows during the forecast period, as well as a terminal value calculated using the H-Model, discounted at a discount rate accounting for the Company’s weighted average cost of capital, including the risks deemed inherent in realizing the relevant cash flows. The Company’s total equity was then calculated from each of these derived enterprise values by adding the Company’s cash and cash-equivalents and subtracting interest-bearing debt.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY AKOYA BIOSCIENCES, INC.

March 30, 2021

The OPM was used to allocate the total equity value among the various classes and series of the Company’s capital stock under a sale scenario. A DLOM of 25% was applied to the value per share of common stock. The Company then derived a value per share of the Company’s common stock on September 30, 2020 of $0.39.

In November 2020, the Board awarded options to purchase 971,000 shares of common stock with an exercise price of $0.39 per share. The increase in the determined per share fair value of the Company’s common stock from September 2019 to September 2020 is the result of multiple factors, including the significant increase in market multiples, partially offset by delay in the Company’s operational plans as a result of COVID-19. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the September 2020 Valuation.

December 2020 Valuation

In order to assist the Board in determining the estimated fair value per share of common stock for financial statement disclosures in the December 31, 2020 consolidated financial statements, the Company retained a firm to conduct an independent third-party valuation as of December 31, 2020 (the “December 2020 Valuation”) resulting in a valuation of $1.74 per share. The analysis was derived using the hybrid method, that involved consideration of multiple scenarios: Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, and Late IPO Scenario with High-End Valuation and Stay Private Scenario. The Stay Private Scenario was assigned a probability weight of 50%. The Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, and Late IPO Scenario with High-End Valuation were assigned a probability weight of 15%, 15%, 10%, and 10%, respectively.

The total equity value of the Company in the Stay Private Scenario was calculated using a combination of the market approach (guideline public company method), which was assigned a weight of 50%, and the income approach (discounted cash flow method), which was assigned a weight of 50%. In applying the guideline public company method, the Company’s enterprise value was estimated by applying selected enterprise value to revenue multiples to the Company’s estimated future revenues derived after considering the comparable multiples of a peer group of companies. Under the discounted cash flow method, a four-year forecast was used to derive estimated cash flows during the forecast period. The enterprise value of the Company was calculated as the sum of the present values of the cash flows during the forecast period, as well as a terminal value calculated using the H-Model, discounted at a discount rate accounting for the Company’s weighted average cost of capital, including the risks deemed inherent in realizing the relevant cash flows. The Company’s equity value under the Stay Private Scenario was allocated among the various classes of the Company’s capital stock using the OPM to derive an allocated value per share of common stock of $1.31. A DLOM of 25% was applied to derive a fair value per share of common stock of $0.98 under the Stay Private Scenario.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY AKOYA BIOSCIENCES, INC.

March 30, 2021

The Company’s total equity value under the Stay Private Scenario was determined to be 151% greater than the total equity value derived in the September 2020 Valuation. The significant increase in the determined per share fair value of the Company’s common stock from September 2020 to December 2020 is the result of multiple factors, including the substantial increase in probability of the Company’s IPO in the near term, as well as the significant increase in revenue multiples of the Company’s peer group.

The equity value of the Company under each of the Early IPO Scenario and the Late IPO Scenario was derived by a discounted amount derived from initial expected valuation ranges provided to the Company by investment bankers as part of the bakeoff process as well as market data. Given the initial valuation indications as well as the potential indicative prices, management utilized reasonable assumptions to value the company based on what was known and knowable at this time. A DLOM of 10%, 10%, 12.5%, and 12.5% was applied to the indicated IPO value per share under the Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, Late IPO Scenario with High-End Valuation, respectively, to derive an adjusted IPO value of $2.27, $2.83, $2.16, and $2.70, respectively. The Company believes that the increase in the valuation under the Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, and Late IPO Scenario with High-End Valuation is reasonable as it was associated with the increase in weight being assigned to the IPO as the Company made the determination to pursue an IPO and prepared for and held a bake-off with potential underwriters.

Following the November 6, 2020 grants, the Company made significant progress towards its IPO including a) preparing for and holding a bakeoff with potential underwriters starting on November 13, 2020, and b) holding an organization meeting on December 21, 2020. Each of the above events represented significant steps in the Company’s IPO process, which the Company determined substantially increased the likelihood that the Company would complete an IPO. As of the September 2020 Valuation, given that the Company had yet to formally pursue an IPO including all of the aforementioned events, the Company did not include an IPO scenario in such valuation. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the December 2020 Valuation, the increased probability of a near-term IPO.

February 2021 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of February 26, 2021 (the “February 2021 Valuation”) resulting in a valuation of $5.26 per share. The analysis was derived using the hybrid method, that involved consideration of multiple scenarios: Early IPO Scenario, Late IPO Scenario, and Stay Private Scenario. The Stay Private Scenario was assigned a probability weight of 30%. The Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, and Late IPO Scenario with High-End Valuation were assigned a probability weight of 20%, 20%, 15%, and 15%, respectively.

CONFIDENTIAL TREATMENT REQUESTED
Division of Corporation Finance	BY AKOYA BIOSCIENCES, INC.
March 30, 2021
Page 8

The total equity value of the Company in the Stay Private Scenario was calculated using a combination of the market approach (guideline public company method), which was assigned a weight of 50%, and the income approach (discounted cash flow method), which was assigned a weight of 50%. In applying the guideline public company method, the Company’s enterprise value was estimated by applying selected enterprise value to revenue multiples to the Company’s estimated future revenues derived after considering the comparable multiples of a peer group of companies. Under the discounted cash flow method, a four-year forecast was used to derive estimated cash flows during the forecast period. The enterprise value of the Company was calculated as the sum of the present values of the cash flows during the forecast period, as well as a terminal value calculated after consideration of enterprise value to revenue multiples of a peer group of companies, discounted at a discount rate accounting for the Company’s weighted average cost of capital, including the risks deemed inherent in realizing the relevant cash flows. The Company’s equity value under the Stay Private Scenario was allocated among the various classes of the Company’s capital stock using the OPM to derive an allocated value per share of common stock of $4.41. A DLOM of 25% was applied to derive a fair value per share of common stock of $3.30 under the Stay Private Scenario.

The Company’s total equity value under the Stay Private Scenario was determined to be 237% greater than the total equity value derived in the December 2020 Valuation. The significant increase in the determined per share fair value of the Company’s common stock from December 2020 to February 2021 is the result of multiple factors, including the substantial increase in probability of the Company’s IPO in the near term, as well as the continued increase in revenue multiples of the Company’s peer group.

The equity value of the Company under each of the Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, Late IPO Scenario with High-End Valuation was derived by expected valuation ranges provided to the Company by investment bankers as part of the bakeoff process. A DLOM of 7.5%, 7.5%, 10%, and 10% was applied to the indicated IPO value per share under the Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, and Late IPO Scenario with High-End Valuation, respectively, to derive an adjusted IPO value of $5.93, $6.52, $5.66, and $6.23 per share, respectively. The Company believes that the increase in the valuation under the Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, and Late IPO Scenario with High-End Valuation is reasonable as it was associated with the increase in weight being assigned to the IPO as the Company continued to progress in its IPO preparations.

In February 2021, the Board awarded options to purchase 1,487,500 shares of common stock with an exercise price of $5.26 per share. The increase in the determined per share fair value of the Company’s common stock from the December 2020 Valuation to February 2021 resulted primarily from the increased likelihood that the Company would successfully complete an IPO. In between the December 2020 Valuation and the February 2021 Valuation, the Company made significant progress towards its IPO. Specifically, the Board approved the submission of a draft registration statement for the Company’s IPO, the Company continued to make plans for the IPO and held numerous meetings with the representatives of the underwriters and legal counsel for the Company and, on February 5, 2021, the Company submitted its initial draft registration statement to the Commission. Such events represented significant steps in the Company’s IPO process, which the Company determined substantially increased the likelihood that the Company would complete an IPO. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the February 2021 Valuation, the increased probability of a near-term IPO and other relevant business developments.

CONFIDENTIAL TREATMENT REQUESTED
Division of Corporation Finance	BY AKOYA BIOSCIENCES, INC.
March 30, 2021
Page 9

March 2021 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of March 24, 2021 (the “March 2021 Valuation”) resulting in a valuation of $6.92 per share. The analysis was derived using the hybrid method, that involved consideration of multiple scenarios: Early IPO Scenario, Late IPO Scenario, and Stay Private Scenario. The Stay Private Scenario was assigned a probability weight of 20%. The Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, and Late IPO Scenario with High-End Valuation were assigned a probability weight of 25%, 25%, 15%, and 15%, respectively.

The total equity value of the Company in the Stay Private Scenario was calculated using a combination of the market approach (guideline public company method), which was assigned a weight of 50%, and the income approach (discounted cash flow method), which was assigned a weight of 50%. In applying the guideline public company method, the Company’s enterprise value was estimated by applying selected enterprise value to revenue multiples to the Company’s estimated future revenues derived after considering the comparable multiples of a peer group of companies. Under the discounted cash flow method, a four-year forecast was used to derive estimated cash flows during the forecast period. The enterprise value of the Company was calculated as the sum of the present values of the cash flows during the forecast period, as well as a terminal value calculated after consideration of enterprise value to revenue multiples of a peer group of companies, discounted at a discount rate accounting for the Company’s weighted average cost of capital, including the risks deemed inherent in realizing the relevant cash flows. The Company’s equity value under the Stay Private Scenario was allocated among the various classes of the Company’s capital stock using the OPM to derive an allocated value per share of common stock of $6.21. A DLOM of 25% was applied to derive a fair value per share of common stock of $4.66 under the Stay Private Scenario.

The Company’s total equity value under the Stay Private Scenario was determined to be 35% greater than the total equity value derived in the February 2021 Valuation. The increase in the determined per share fair value of the Company’s common stock from February 2021 to March 2021 is the result of multiple factors, primarily due to including the increase in probability of the Company’s IPO in the near term, as well as the continued stability in revenue multiples of the Company’s peer group.

The equity value of the Company under each of the Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, Late IPO Scenario with High-End Valuation was derived by expected valuation ranges provided to the Company by investment bankers as part of the bakeoff process. A DLOM of 5%, 5%, 7.5%, and 7.5% was applied to the indicated IPO value per share under the Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, and Late IPO Scenario with High-End Valuation, respectively, to derive an adjusted IPO value of $6.18, $6.81, $6.06, and $6.68 per share, respectively. The Company believes that the increase in the valuation under the Early IPO Scenario with Low-End Valuation, Early IPO Scenario with High-End Valuation, Late IPO Scenario with Low-End Valuation, and Late IPO Scenario with High-End Valuation is reasonable as it was associated with the increase in weight being assigned to the IPO as the Company continued to progress in its IPO preparations.

CONFIDENTIAL TREATMENT REQUESTED
Division of Corporation Finance	BY AKOYA BIOSCIENCES, INC.
March 30, 2021
Page 10

In March 2021, the Board awarded options to purchase 1,643,500 shares of common stock with an exercise price of $6.92 per share. The increase in the determined per share fair value of the Company’s common stock from the February 2021 Valuation to March 2021 resulted primarily from the increased likelihood that the Company would successfully complete an IPO. In between the February 2021 Valuation and the March 2021 Valuation, the Company made significant progress towards its IPO. Specifically, the Company responded to the Staff’s comments to the draft registration statement with its confidential submission on March 12, 2021, with the expectation that the Company would publicly file the registration statement in the first half of April. Such events represented significant steps in the Company’s IPO process, which the Company determined increased the likelihood that the Company would complete an IPO. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the March 2021 Valuation, the increased probability of a near-term IPO and other relevant business developments.

Differences Between Prior Valuations and Indicative Price Range

In connection with its efforts to evaluate whether to pursue a public offering in the second quarter of 2021, the Company requested that representatives of the underwriters provide the Company with an estimated range of prices that would be reflected in the preliminary prospectus for the IPO. On March 29, 2021, the Company, in consultation with the representatives of the underwriters, determined the Indicative Price Range.

The Company believes that the primary factors contributing to the difference between the fair value of the Company’s common stock reflected in the Prior Valuations since April 1, 2020 and the Indicative Price Range are as follows:

•	The Prior Valuations were made based on information available as of the dates of those valuations, taking into account, among other factors, the Company’s evaluation of its prospects and determination of comparable companies at that time as well as prevailing market and economic conditions.

•	Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be significant investor interest in the IPO. The capital markets continue to reward life science companies in expanding addressable markets with exposure to favorable industry trends.

CONFIDENTIAL TREATMENT REQUESTED
Division of Corporation Finance	BY AKOYA BIOSCIENCES, INC.
March 30, 2021
Page 11

•	Since December 2020, the Company has taken significant incremental steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, and publicly filing the Registration Statement.

•	The valuation methodology applied to the Indicative Price Range assumes a successful IPO with no weighting placed on any other outcome, such as an acquisition of the Company or the Company remaining private. Therefore, the Indicative Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the Prior Valuations weighted the probability of a successful IPO (early) outcome at 50% in December 2020, 70% in February 2021, and 80% in March 2021. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the U.S. presidential election and other macroeconomic conditions, the probability of consummating a successful IPO was far from certain during these prior periods.

•	The Indicative Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in the public markets, whereas the estimated fair value of the Company’s common stock reflected in the Prior Valuations appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a DLOM, which ranged from a high of 25% to a low of 5%.

•	The Indicative Price Range reflects the recent performance and valuations of public companies that the representatives of the underwriters and the Company believe will be viewed by investors as comparable to the Company. Among other things, the Indicative Price Range reflects perspectives developed after receiving feedback from institutional investors in “testing the waters” meetings regarding the valuation methodologies that investors may use in evaluating an investment in the Company and potential categories of companies, such as customer experience software companies and communications and collaboration software companies, that investors may view as relevant comparable companies as they have growth rates and margins that investors may view as indicative of the Company’s future financial performance. The implications of these perspectives for a potential range of offering prices for the IPO were first discussed between the Company and the representatives of the underwriters on March 24, 2021 after the Prior Valuations had been performed.

CONFIDENTIAL TREATMENT REQUESTED
Division of Corporation Finance	BY AKOYA BIOSCIENCES, INC.
March 30, 2021
Page 12

•	In part, the difference between the Indicative Price Range and the Prior Valuations reflects the use of a more targeted set of comparable companies and a higher associated enterprise value to revenue multiples in deriving the Indicative Price Range than was used in the Prior Valuations. The Prior Valuations reflect standard methodologies (discussed above) applied to a relatively broad cross-section of technology companies. This set of comparable companies had a relatively wide range of enterprise value to revenue multiples, which were measured over the trailing twelve months prior to these companies’ IPOs, and the average multiple of this larger group of companies was lower than the average current enterprise value to revenue multiples of the group of comparable companies relied upon in deriving the Indicative Price Range. By comparison, the multiples that were the focus on the January 2021 discussions between the Company and the representatives of the underwriters, and that were influential in deriving the Indicative Price Range, were within a narrower range and were more closely concentrated about a higher average value. These multiples were associated with companies that the Company had learned are more likely to be viewed by investors as relevant comparable companies in light of their growth rates, margins and other factors that investors may view as indicative of the Company’s future financial performance. Importantly, the selection of these comparable companies reflected not only investor feedback following “testing the waters” meetings, but also the opportunity to assess valuation methodologies and categories of comparable companies over a longer time frame of performance, amid the impacts of COVID-19, after the results of the U.S. presidential election, and with the benefit of other factors that were not known or knowable at the time of the Prior Valuations. While the Company acknowledges there is a notable difference between the Indicative Price Range and the Prior Valuations, the Company submits that this is reasonable in light of the contemporaneous information available to the Company at the time of the Prior Valuations, including the unprecedented economic circumstances then occurring.

Conclusion

Based on the above discussion, the Company believes that the fair values determined by the Board for the common stock applicable to each stock option are appropriate and demonstrate the good faith efforts of the Board to consider all relevant factors in determining fair value at each valuation date.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (858) 677-1471 or by email to patrick.omalley@dlapiper.com.

We and the Company appreciate the Staff’s attention to this matter.

Sincerely,

DLA PIPER LLP (US)

/s/ Patrick O’Malley
Patrick O’Malley

Enclosures:

cc:	Brian McKelligon, President and Chief Executive Officer
Joseph Driscoll, Chief Financial Officer
Akoya Biosciences, Inc.

Michael Kagnoff
DLA Piper LLP (US)